

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 16, 2010

Euan S. Thomson, PhD
President and Chief Executive Officer
Accuray Incorporated
1210 Chesapeake Terrace
Sunnyvale, California 94089

   Re: Accuray Incorporated
      Form 10-K for the fiscal year ended June 30, 2010
      Filed on September 1, 2010
      File No. 001-33301

Dear Dr. Thomson:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Brian Cascio
          Accounting Branch Chief